EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OF PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES (A
DEVELOPMENT STAGE ENTERPRISE), OR THE GROUP

AS OF DECEMBER 31, 2016

IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in Australian dollars)

		Unaudited	Audited
		December 31,	June 30,
	Note	2016	2016
ASSETS
Current Assets
Cash and cash equivalents		28,341,761	28,593,538
Trade and other receivables		1,846,562	4,786,765
Other current assets		142,808	276,504

Total Current Assets		30,331,131	33,656,807

Non-Current Assets
Plant and equipment		35,867	24,224
Other non-current assets		43,988	43,988

Total Non-Current Assets		79,855	68,212

Total Assets		30,410,986	33,725,019

LIABILITIES
Current Liabilities
Trade and other payables		2,119,795	1,748,566
Provisions		729,722	608,771

Total Current Liabilities		2,849,517	2,357,337

Non-Current Liabilities
Provisions		463	469

Total Non-Current Liabilities		463	469

Total Liabilities		2,849,980	2,357,806

Net Assets		27,561,006	31,367,213

Equity
Contributed equity	8	146,724,852	146,879,214
Reserves	9	9,363,181	9,363,181
Accumulated losses		(128,527,027)	(124,875,182)

Total Equity		27,561,006	31,367,213

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars)

(Unaudited)

		Six months ended December 31,
	Note	2016	2015
Revenue from ordinary activities	5	72,883	77,328
Other income	5	1,830,734	2,779,394

Intellectual property expenses		(108,402)	(120,170)
General and administration expenses	6	(2,029,682)	(1,959,153)
Research and development expenses	6	(3,832,414)	(4,918,889)
Other operating expenses		(80,983)	(32,334)
Other gains and losses	6	496,019	1,318,999

Loss for the period		(3,651,845)	(2,854,825)

Total comprehensive loss for the period		(3,651,845)	(2,854,825)

Loss per share for loss attributable to the ordinary equity holders of the Group:		Cents	Cents
Basic and diluted loss per share (in cents per share)	4	(0.68)	(0.53)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CASH FLOWS

(in Australian dollars)

(Unaudited)

		Six months ended December 31,
	Note	2016	2015
Cash Flows related to Operating Activities
Payments to suppliers and employees		(5,456,038)	(7,507,761)
Interest received		81,439	73,221
R&D tax refund		4,753,646	-
Grants		-	56,000

Net Operating Cash Flows	11	(620,953)	(7,378,540)

Cash Flows related to Investing Activities
Payment for purchase of plant and equipment		(22,159)	(1,736)

Net Investing Cash Flows		(22,159)	(1,736)

Cash Flows related to Financing Activities
Transaction costs relating to equity issuances		(154,362)	-

Net Financing Cash Flows		(154,362)	-

Net increase (decrease) in cash and cash equivalents		(797,474)	(7,380,276)

Cash and cash equivalents at the beginning of reporting period		28,593,538	34,909,574
Reclassification of security deposit		-	152,603
Effects of exchange rate changes on cash and cash equivalents		545,697	1,377,245

Cash and cash equivalents at the end of reporting period		28,341,761	29,059,146

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in Australian dollars)

	Note	Contributed equity	Reserve	Accumulated Losses	Total
As at June 30, 2015		146,895,714	9,363,181	(117,145,631)	39,113,264

Transactions with owners in their capacity as owners:
Reversal of equity to be issued	8	(16,500)	-	-	(16,500)
		(16,500)	-	-	(16,500)

Loss for the period		-	-	(2,854,825)	(2,854,825)
Total comprehensive loss for the period		-	-	(2,854,825)	(2,854,825)

As at December 31, 2015		146,879,214	9,363,181	(120,000,456)	36,241,939

Loss for the period		-	-	(4,874,726)	(4,874,726)
Total comprehensive loss for the period		-	-	(4,874,726)	(4,874,726)

As at June 30, 2016		146,879,214	9,363,181	(124,875,182)	31,367,213

Transactions with owners in their capacity as owners:
Transaction costs	8	(154,362)	-	-	(154,362)
		(154,362)	-	-	(154,362)

Loss for the period		-	-	(3,651,845)	(3,651,845)
Total comprehensive loss for the period		-	-	(3,651,845)	(3,651,845)

As at December 31, 2016		146,724,852	9,363,181	(128,527,027)	27,561,006

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars)

Note 1: Basis of Preparation

This condensed consolidated interim report for the half-year reporting period ended 31 December 2016 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This interim financial report also complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This condensed consolidated interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2016 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new accounting standards or interpretations adopted by the Group during this reporting period.

Note 2: Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

(a)	Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2016, the Group incurred an operating loss of $3,651,845 (2015: $2,854,825) and an operating cash outflow of $620,953 (2015: $7,378,540). As at 31 December 2016 the net assets of the Group stood at $27,561,006 (30 June 2016: $31,367,213) and the cash position has decreased to $28,341,761 from $28,593,538 at 30 June 2016.

Cash on hand at 31 December 2016 plus projected operating inflows are considered sufficient to meet the Group's forecast cash outflows for at least 12 months from the date of this report. While there is an inherent uncertainty in the Group's cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group had an existing "at the market” (ATM) facility through which it could raise additional funds of up to US$44.5 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014 has been a successful source of raising funds. In prior reporting periods, the Group has raised A$46.5 million (US$42.5 million) under this and a previous ATM facility.

•	The Group has on issue a total of 19.4 million unlisted, unexercised options. The options have exercise prices ranging from A$0.25 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.5 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

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•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

Additionally, the Group has recorded a receivable at 31 December 2016 in the amount of $1,830,734 from the Australian Tax Office in respect of its 2017 research and development tax incentive claim. The Group expects to receive this amount during the next 12 months.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at 31 December 2016.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

(b)	R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2016 the Group has recorded an item in other income of $1,830,734 (2015: $2,779,343) to recognise this amount which relates to this period.

(c)	Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Note 3: Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer's disease, Huntington disease and other neurodegenerative disorders.

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Note 4: Loss per share

(a)	Basic loss per share

	Six months ended December 31,
	2016 (cents)	2015 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.68	0.53

(b)	Diluted loss per share

	Six months ended December 31,
	2016 (cents)	2015 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.68	0.53

(c)	Reconciliation of earnings used in calculating loss per share

	Six months ended December 31,
	2016	2015
Basic earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	3,651,845	2,854,825

Diluted earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	3,651,845	2,854,825
Adjustments	-	-
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	3,651,845	2,854,825

(d)	Weighted average number of shares used as denominator

	Six months ended December 31,
	2016 Number	2015 Number
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	533,891,470	533,891,470

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

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Note 5: Revenue and other income

	Six months ended December 31,
	2016	2015
Revenue from ordinary activities
Interest	72,883	77,328
	72,883	77,328

Other income
R&D tax incentive	1,830,734	2,779,343
Other grants	-	51
	1,830,734	2,779,394

Note 6: Loss for the period

	Six months ended December 31,
	2016	2015
Loss before income tax includes the following specific expenses:

General and administration expenses
Depreciation on fixed assets	10,516	12,764
Employee expenses (non R&D related)	578,134	490,946
Consultant and director expenses	383,963	361,170
Audit, internal control and other assurance expenses	107,240	108,226
Corporate compliance expenses	212,316	209,267
Office rental	99,150	98,227
Other administrative and office expenses	638,363	678,553
	2,029,682	1,959,153

Research and development expenses
Employee expenses	849,366	867,033
Other research and development expenses	2,983,048	4,051,856
	3,832,414	4,918,889

Other gains and losses
Foreign exchange gain	(496,019)	(1,318,999)

Note 7: Net tangible assets

	As at
	December 31, 2016	June 30, 2016
Net tangible assets	27,561,006	31,367,213
No. of shares	533,891,470	533,891,470

Net tangible assets per share (in cents)	5.16	5.88

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Note 8: Contributed equity

		As at
		December 31, 2016		June 30, 2016
	Note	No.	A$	No.	A$
Fully paid ordinary shares	(a)	533,891,470	144,023,208	533,891,470	144,177,570
Options for fully paid ordinary shares	(b)	-	2,701,644	-	2,701,644
		533,891,470	146,724,852	533,891,470	146,879,214

(a) Fully paid ordinary shares

At the beginning of reporting period		533,891,470	144,177,570	533,891,470	144,177,570
Transaction costs relating to share issues		-	(154,362)	-	-
At the end of reporting period		533,891,470	144,023,208	533,891,470	144,177,570

(b) Options for fully paid ordinary shares

At the beginning of reporting period		-	2,701,644	-	2,701,644
At the end of reporting period		-	2,701,644	-	2,701,644

Note 9: Reserves

		As at
		December 31, 2016		June 30, 2016
	Note	No.	A$	No.	A$
Options over fully paid ordinary shares	(a)	19,395,582	7,394,184	19,395,582	7,394,184
Options over ADRs	(b)	-	1,515,434	-	1,515,434
Warrants over ADRs	(c)	-	453,563	-	453,563
		19,395,582	9,363,181	19,395,582	9,363,181

(a) Options over fully paid ordinary shares

At the beginning of reporting period		19,395,582	7,394,184	19,395,582	7,394,184
Movement during the period		-	-	-	-
At the end of reporting date		19,395,582	7,394,184	19,395,582	7,394,184

(b) Options over ADRs

At the beginning of reporting period		-	1,515,434	-	1,515,434
Movement during the period		-	-	-	-
At the end of reporting date		-	1,515,434	-	1,515,434

(c) Warrants over ADRs

At the beginning of reporting period		-	453,563	-	453,563
Movement during the period		-	-	-	-
At the end of reporting date		-	453,563	-	453,563

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Note 10: Financial instruments measured at fair value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

•	quoted prices in active markets for identical assets or liabilities (Level 1);
•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

Note 11: Reconciliation of profit after income tax to net cash flow from operating activities

	Six months ended December 31,
	2016	2015

Profit for the period	(3,651,845)	(2,854,825)
Depreciation and amortisation	10,516	13,186
Gain on fair value of financial liabilities	-	(11,487)
Non-cash employee benefits expense - share-based payments	-	(16,500)
Net loss on sale of plant & equipment	-	71
Net gain loss from foreign exchange differences	(545,697)	(1,377,245)
Change in operating assets and liabilities:
Increase in other provisions	120,945	23,035
Decrease/(increase) in trade debtors	2,940,203	(2,727,764)
Decrease/(increase) in other current assets	133,696	(46,202)
Increase/(decrease) in trade creditors	371,229	(380,809)
Net cash inflow (outflow) from operating activities	(620,953)	(7,378,540)

Note 12: Related party transactions

Prof. Ira Shoulson provides consulting services to Prana Biotechnology Limited in a separate capacity to his position as Non-Executive Director. Prof. Ira Shoulson was appointed as Non-Executive Director on 13 May, 2014. Total cash compensation of A$146,755 was paid to Prof. Ira Shoulson for the period 1 July 2016 to 31 December 2016 (2015: $133,082) in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

Note 13: Events subsequent to reporting date

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

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